Exhibit 4.8

FIFTH AMENDMENT TO THE

2001 AMENDED AND RESTATED

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

THIS FIFTH AMENDMENT to the 2001 Amended and Restated Publix Super Markets, Inc. 401(k) SMART Plan is adopted this 8th day of December, 2004, by Publix Super Markets, Inc. (the “Company”), and is effective as of January 1, 2005.

W I T N E S S E T H:

WHEREAS, the Company has previously adopted the Publix Super Markets, Inc. 401(k) SMART Plan, which has been amended and restated from time to time (as amended and restated to date, the “Plan”); and

WHEREAS, pursuant to the terms of the Plan, the Company is authorized and empowered to amend the Plan further; and

WHEREAS, the Company deems it advisable and in the best interest of the Participants to amend the Plan further in certain respects.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Section 1.15(a) of the Plan is amended to read as follows:

1.15 (a) “Compensation” shall mean, with respect to a Participant, the regular salaries and wages, overtime pay, bonuses, commissions and other amounts paid (whether or not in cash) to such Participant by an Employer, including tips received by such Participant, for personal services actually rendered in the course of employment with an Employer to the extent that the amounts are includible in gross income, as well as savings contributions made on behalf of a Participant to this Plan pursuant to Section 401(k) of the Code, elective contributions made on behalf of a Participant to any cafeteria plan maintained by an Employer pursuant to Section 125 of the Code and, for years beginning after December 31, 2000, amounts not included in the gross income of a Participant by reason of Section 132(f)(4) of the Code, but shall not include amounts realized from the exercise of a non-qualified stock option or when restricted property becomes unrestricted for tax purposes, amounts realized from the sale or other disposition of stock acquired under an incentive stock option, and other amounts that receive special tax benefits (such as premiums for group-term life insurance), and also shall not include (even if such amounts are includible in gross income) reimbursements or other expense allowances, fringe benefits (whether or not in cash, other than elective contributions to this Plan and any cafeteria plan), moving expenses, deferred compensation and welfare benefits.

2. Section 6.1(a)(2) of the Plan is amended to read as follows:

(2) 15% of the Participant’s compensation for such Plan Year (or such lower percentage as may be determined periodically by the Board of Directors).

IN WITNESS WHEREOF, the Company has caused this Fifth Amendment to be executed this 8th day of December, 2004 by its duly authorized officers.

ATTEST:		PUBLIX SUPER MARKETS, INC.

(CORPORATE SEAL)

By:	/s/ John A. Attaway, Jr.	By:	/s/ William E. Crenshaw
	John A. Attaway, Jr., Secretary		William E. Crenshaw, President

“COMPANY”

2.